CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

December 30, 2011

Bryan Pitko, Staff Attorney
Michael Rosenthal, Staff Attorney
U.S. Securities and Exchange Commission
1000 F Street, N.E.
Washington, D.C. 20549

Re:           Physicians Healthcare Management Group, Inc.
 Amendment No. 2 to Registration Statement on Form 10
 File No. 000-5481

Dear Messrs. Pitko and Rosenthal:

This firm has acted as securities counsel for Physicians Healthcare Management Group, Inc. (the “Registrant”), a Nevada corporation, generally since June 2007 and specifically in connection with the registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of its  common stock. Such Shares are described in the Registration Statement filed August 15, 2011 with the Securities and Exchange Commission under the Exchange  Act and as amended September 23, 2011 Amendment No. 1 to such Form and this Amendment No. 2 being filed currently (the “Amendment”).

In response to the Staff’s current October 20, 2011 comment letter (the “current comment letter”), this Amendment No. 2 reflects cumulative changes since Amendment No. 1 was filed.   This letter responds to the comments in the indicated order in the current comment letter relating to Amendment No. 1 following your recent pre-filing review. The responses to the current comments immediately follow the Staff’s comment numbers.

General

Response to Comment 1:  No response necessary.  We acknowledge the admonishment that your specific comments are representative, not exhaustive.

Response to Comment 2:  We had misperceived the parenthetical regarding do not check as being generally applicable, not limited to Non-Accelerated Filers.  Accordingly, the Smaller Reporting Company box has now been checked.

Response to Comment 3:  All exhibits have been attached and are being filed with this Amendment, not simply incorporated by reference to prior filings.

Description of Business, page 1

Response to Comment 4:   The description of the purpose of the Form 10 filing has been incorporated.

Response to Comment 5:  The 1996 year of incorporation is now reflected.  Note as well the complete corporate history, including the period where a predecessor (FreshVegBroker.com) was doing business as Tiger Team.

Response to Comment 6:   Disclosures have been upgraded to reflect the absence of a business plan at this time and/or current operations.

Response to Comment 7:  We have adjusted the risk disclosure to describe or the current man-agement plan regarding the Company’s goal of being a reporting company and finding a merger and acquisition candidate.  The December 31, 2010 audited consolidated financial statements of the Company have not been adjusted since the possibility of a merger or acquisition candidate was considered as a possibility after those statements were issued.

Response to Comment 8:  Disclosures are now made consistently that the Company is indeed a shell company as defined.

Response to Comment 9:  The requested “penny stock” disclosures have now been incorporated.

Risk Factors, page 3

Response to Comments 10: The requested Risk Factor disclosures have been upgraded.

Response to Comments 11: The requested Risk Factor disclosures have been upgraded.

Response to Comments 12: The requested Risk Factor disclosures have been upgraded.

Response to Comments 13: The requested Risk Factor disclosures have been upgraded.

Going Concern, page 3

Response to Comment 14:   The additional Risk Factor re being a going concern has been added.

Response to Comment 15:   The requested disclaimers have been deleted.

Liquidity and Capital Resources, page 9

Response to Comment 16:  The $50,000 reference has been deleted because the debtor needs to raise additional capital through operations or additional investments before it can pay off the note and the receipt of the cash can not be reasonably assured.  For that reason, we have not filed the promissory note and, instead, have provided alternative liquidity disclosures.

Legal Proceedings

Response to Comment 18:   The requested upgrade in litigation disclosure has been reflected.
___________

Upon completion of the review, we trust all comments will have been satisfied and the Staff can advise us that the Staff has no further comments. Should you have any questions, please let me know. Thank you for your assistance and prompt review of these materials. The requested Company acknowledgement is attached. I will call you next week to coordinate any remaining issues with the Staff.

Sincerely,

/s/ Carl N. Duncan, Esq.
CARL N. DUNCAN, ESQ.

Enclosure:  June 30 Financials Exhibit Proposed To Be Filed as Part of P.E. No. 4

cc:  Robert Trinka
       Scott Moore